

May 24, 2017

Via E-mail
Deborah Ginsberg
Vice President and Secretary
TPG RE Finance Trust, Inc.
888 Seventh Avenue, 35th Floor
New York, NY 10106

     Re: **TPG RE Finance Trust, Inc.**
              Registration Statement on Form S-11
              Filed April 25, 2017
              File No. 333-217446

Dear Ms. Ginsberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. We note that you are a real estate finance company that focuses primarily on originating or acquiring floating rate first mortgage loans and that you may also originate and acquire other commercial real estate debt instruments including subordinate mortgage interests, mezzanine loans, secured real estate securities, note financing, preferred equity and miscellaneous debt instruments. In addition, we note that you may invest in derivative instruments. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support

that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

3.   Throughout your registration statement you utilize industry jargon. For example purposes only, we note your reference to "commercial real estate CDOs" on page 6. Please concisely explain these terms where you first use them.

Prospectus Summary

Our Relationship with our Manager, TPG Real Estate and TPG, page 2

4.   We note your disclosure regarding TPG's distinguished track record. Please balance your disclosure about your Manager's track record to also include any material adverse business developments or conditions experienced by your Manager and its affiliates that would be material to investors in your company.

Our Target Assets, page 12

5.   We note your disclosure under this heading and on page 127. Please expand your disclosure to discuss how your target portfolio may differ from your current portfolio.

Our Portfolio, page 12

6.   We note your disclosure on pages 132 and 134 regarding the 14 construction loans secured by condominium units involving approximately $847.4 million of loan commitments as of December 31, 2016. Please revise your summary portfolio disclosure to include this information or tell us why you believe it should not be added to the summary section.

7.   We note that your investments in CMBS have been excluded from your presentation of "Geography" and "Property Type" on pages 13 and 131. For your CMBS, please provide disclosure regarding the types of collateral underlying such securities and the geographic diversification of such collateral or advise.

Management Agreement, page 19

8.   We note your disclosure throughout the document regarding the collateral management fee that your Manager has earned and will be entitled to earn after this offering. Please revise to include disclosure regarding the collateral management fee with your discussion of the other fees under this heading and on page 162, including how the fee is calculated. Alternatively, please tell us why this is not appropriate.

9.   Given the complexity of the incentive compensation calculation and the base management fee calculation, please consider including a hypothetical example of each fee in your prospectus.

10.   Please revise your disclosure to clarify if the changes in the management agreement will increase or decrease your management fee expenses. Your revised disclosure should include a quantitative discussion.

Conflicts of Interest, page 21

11.   We note your disclosure on pages 21-22 that your Manager and applicable TPG affiliates will allocate investment opportunities among you and one or more of TPG funds on a fair and reasonable basis, subject to identified considerations. Please expand your disclosure to state the number and size of the TPG funds that have investment guidelines that overlap with your investment guidelines.

Use of Proceeds, page 84

12.   We note your disclosure that you may repay outstanding borrowings drawn on your secured revolving repurchase facilities with the offering proceeds. Please tell us how you are unable to determine if you will use the proceeds to pay down this debt.

Capitalization, page 87

13.   Please tell us how you determined that your capitalization table does not need to reflect the repayment of outstanding borrowings drawn on your secured revolving repurchase facilities with the offering proceeds.

Dilution, page 88

14.   Please revise your filing to clarify, if true, that your dilution information reflects outstanding shares of common stock and Class A common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93

15.   Please revise your filing to present an analysis of net interest income that includes the average balances by each major category of interest-earning asset and interest-bearing liability, the average yield for each major category of interest-bearing asset, and the average rate paid for each major category of interest-bearing liability.   In addition, please provide disclosure regarding the impact of changes to interest income and expense attributable to changes in volume and rate. Refer to SAB Topic 11.K for information regarding the applicability of these disclosures.

Core Earnings, Page 96

16.   We note your incentive management fees appear to be a normal, recurring, cash operating expense. Please tell us and revise your discussion of Core Earnings to address why you believe the exclusion of the incentive compensation earned by your Manager provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 100.01 of the C&DIs on Non-GAAP Financial Measures. We may have further comment.

Loan Portfolio, page 97

17.   Please clarify for us how you determined your all-in yield should include accrual of both extension and exit fees.

Portfolio Financing, page 100

18.   Please expand your disclosure to discuss the material provisions of your repurchase facilities, including, to the extent applicable, who calculates the collateral value, discuss how and what triggers margin calls and disclose your period end weighted average haircut. Please also include a brief description of any financial covenants.

Private Collateralized Loan Obligation, page 102

19.   We note your disclosure that you acquired a portfolio of 55 commercial real estate loans from a Seller Entity and that CLB Issuer issued Class A notes to a single investor, which was an affiliate of the Seller Entity. To the extent the Seller Entity or single investor are parties that are related to you, TPG or your Manager, please revise to identify them.

20.   We note your disclosure that the Class A Notes accrue interest monthly at an annual rate of LIBOR plus 2.75%. Please also disclose for these loans the average credit spread or yield.

Asset-Specific Financings, page 104

21.   We note your disclosure that Holdco has provided limited non-recourse carve-out guarantees and a funding guarantee under which Holdco guarantees the funding obligations of the special purpose entity lending entity in limited circumstances. Please expand your disclosure regarding the limited non-recourse carve-out guarantee.

Liquidity and Capital Resources, page 110

22.   We note that you have significant amounts of debt obligations that are contractually obligated to be paid in the next few years. Please revise to disclose in greater detail management's plans for meeting these contractual obligations.

Management, page 146

Director and Executive Compensation, page 151

23.	We note that Robert Foley has been your Chief Financial Officer since August 2015. Please revise your disclosure to provide compensation information for Mr. Miller for each of your last two completed fiscal years. Please see Item 402(n) of Regulation S-K.

Base Management Fee, Incentive Compensation and Expense Reimbursements, page 162

24.	We note the expense reimbursement provision of your management agreement disclosed on pages 162-164. Please revise your disclosure here and in the Summary to disclose the total amount of documented costs and expenses incurred to date on your behalf and the estimate of the total costs you expect to reimburse. Given the expense reimbursement provision, it appears as though services that your Manager outsources will be reimbursable expenses. If true, please update your disclosure to detail the services that your Manager expects to outsource to third parties and the services it expects to perform with its own employees.

Shares Eligible for Future Sale, page 187

25.	Please disclose the approximate number of holders of each class of common equity as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K.

Financial Statements

Consolidated Balance Sheets, page F-4

26.	We note your disclosure on page F-9 that assets and liabilities related to the CLO Issuer are disclosed parenthetically on your consolidated balance sheets. It does not appear that you have disclosed this information parenthetically for your collateralized loan obligation. Please revise or advise. Please refer to paragraph 25 of ASC 810-10-45.

(2) Summary of Significant Accounting Policies, page F-8

27.	On page 98, you disclosed that you had loan sales of $143.8 million in 2016 and $73.8 million in 2015, including a $44 million non-recourse sale of senior loan interests. On page 14, you also disclose the sale of non-consolidated senior interests totaling $91.5 million during the three months ended March 31, 2017. Please revise your filing to include an accounting policy note addressing loan sales.

Basis of Accounting and Principles of Consolidation, page F-8

28.   Please provide us with your analysis on how you determined that you are the primary beneficiary of the CLO Issuer. Within your response, please refer to ASC 810-10-25.

Income Taxes, F-12

29.   Please disclose a description of tax years that remain subject to examination by major tax jurisdictions that is required under ASC 740-10-50-15e.

(3) Loans Held for Investment, page F-15

30.   We note your disclosure of your risk ratings on page 100. Please revise your footnotes to provide information regarding your risk ratings in your financial statement footnotes in accordance with paragraphs 27-30 of ASC 310-10-50, or tell us how you determined such disclosure is not necessary.

6) Notes Payable, Repurchase Agreements, and Subscription Secured Facility, F-19

31.   We note you refer to certain of your debt as repurchase agreements. Please clarify for us how you determined the nature of this debt is consistent with the definition of repurchase agreement in ASC 860-10-20. We may have further comment.

(9) Stockholders' Equity, Page F-23

Dividends, Page F-23

32.   Please revise to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Earnings Per Share, Page F-23

33.   We note your disclosure elsewhere in the filing that weighted-average number of shares outstanding includes common stock and Class A common stock. Please revise your Earnings Per Share footnote to include this information.

Exhibits

34.   We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft exhibits should be filed on EDGAR as correspondence.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: David Freed
        Vinson & Elkins LLP
        Via E-mail